LOAN AGREEMENT

THIS AMENDED AND RESTATED LOAN AGREEMENT ("Agreement") is made and entered into as of January 23, 2023 by and between Zircon Corporation, a California corporation ("Borrower"), and MUFG UNION BANK, N.A., a national banking association ("Bank"). This Agreement amends and restates in its entirety that certain loan agreement dated as of May 18, 2018 by and between Borrower and Bank, as amended.

SECTION 1. THE CREDIT

1.1 CREDIT FACILITIES

1.1.1 The Revolving Loan. Bank will loan to Borrower an amount not to exceed Twelve Million Dollars ($12,000,000) outstanding in the aggregate at any one time (the "Revolving Loan"). The proceeds of the Revolving Loan shall be used for Borrower's general working capital purposes. Borrower may borrow, repay and reborrow all or part of the Revolving Loan in amounts of not less than One Hundred Fifty Thousand Dollars ($150,000) in accordance with the terms of the Revolving Note (defined below). All borrowings of the Revolving Loan must be made before February 29, 2024, at which time all unpaid principal and interest of the Revolving Loan shall be due and payable. The Revolving Loan shall be evidenced by Bank's standard form of commercial promissory note (the "Revolving Note"). Bank shall enter each amount borrowed and repaid in Bank's records and such entries shall be deemed correct. Omission of Bank to make any such entries shall not discharge Borrower of its obligation to repay in full with interest all amounts borrowed.

As of the date of this Agreement, the principal amount outstanding under Borrower's revolving loan with Bank evidenced by the promissory note dated December 6, 2021 ("Old Note") shall be deemed the initial principal amount outstanding under the Revolving Loan, and the Old Note is hereby cancelled and superseded by the Revolving Note.

1.1.1 (a) The Commercial L/C Sublimit. As a sublimit under the Revolving Loan, Bank shall issue, for the account of Borrower, one or more irrevocable commercial letters of credit (individually, a "Commercial L/C") with transport documents presented in a full set to Bank (and, in case of airway bills, consigned to Bank) or at Bank's option, with transport documents presented in less than a full set to Bank and/or consigned to Borrower or to any party other than Bank and calling for drafts at sight or usance up to Sixty (60) days covering the importation or purchase of component products. The aggregate amount available to be drawn under all outstanding Commercial L/Cs and the aggregate amount of unpaid reimbursement obligations under drawn Commercial L/Cs shall not exceed One Million_Dollars ($1,000,000) and shall reduce, dollar for dollar, the maximum amount available under the Revolving Loan. All Commercial L/Cs shall be drawn on terms and conditions acceptable to Bank and shall be governed by the terms of (and Borrower agrees to execute) Bank's standard form of commercial letter of credit application and reimbursement agreement. No Commercial L/C shall expire more than One Hundred Twenty (120) days from the date of its issuance, and in no event later than June 28, 2024.

1.1.1 (b) The Standby L/C Sublimit. As a sublimit under the Revolving Loan, Bank shall issue, for the account of Borrower, one or more irrevocable standby letters of credit (individually, a "Standby L/C"). Standby L/Cs shall be issued only for general corporate purposes. The aggregate amount available to be drawn under all Standby

L/Cs and the aggregate amount of unpaid reimbursement obligations under drawn Standby L/Cs shall not exceed One Million Dollars ($1,000,000) and shall reduce, dollar for dollar, the maximum amount available under the Revolving Loan. All Standby L/Cs shall be drawn on terms and conditions acceptable to Bank and shall be governed by the terms of (and Borrower agrees to execute) Bank's standard form of standby letter of credit application and reimbursement agreement. No Standby L/C shall expire more than One Hundred Eighty (180) days from the date of its issuance, and in no event later than August 27, 2024.

1.1.1 (c) The Supply Chain Finance Sublimit. As a sublimit under the Revolving Loan, Bank shall issue, for the account of Borrower, one or more "Supply Chain Finance transactions as they may occur from time to time". Supply Chain Finance transactions shall be issued only for general corporate purposes. The aggregate amount available to be drawn under all Supply Chain Finance transactions shall not exceed Three Million Dollars ($3,000,000) and shall reduce, dollar for dollar, the maximum amount available under the Revolving Loan. All Supply Chain Finance transactions shall be drawn on terms and conditions acceptable to Bank and shall be governed by the terms of (and Borrower agrees to execute) Bank's standard form of Payments Service Agreement and Receivable Purchase Agreement. No Supply Chain Finance transactions shall expire later than August 27, 2024.

1.1.2 Term Loan. Bank previously made a term loan to Borrower (the "Term Loan") on July 20, 2018 in the original principal amount of $1,750,000, which matures August 1, 2023. The proceeds of the Term Loan were used for long-term sales growth. As of the date of this Agreement, the outstanding principal balance of the Term Loan is as reflected in Bank's books and records. The Term Loan is, and shall continue to be, evidenced by a promissory note (the "Term Note") executed by Borrower in favor of Bank.

1.1.3 Term Loan A. Bank previously made a term loan to Borrower (the "Term Loan") on September 30, 2019 in the original principal amount of $300,000, which matures April 1, 2025. The proceeds of the Term Loan were used for the purchase of networking equipment. As of the date of this Agreement, the outstanding principal balance of the Term Loan is as reflected in Bank's books and records. The Term Loan is, and shall continue to be, evidenced by a promissory note (the "Term Note") executed by Borrower in favor of Bank.

1.2 Terminology. The following words and phrases, whether used in their singular or plural form, shall have the meanings set forth below:

"Eligible Institution" means a financial institution which deposits are insured by the Federal Deposit Insurance Corporation or a credit union which deposits are insured by the National Credit Union Administration (NCUA) that has combined capital and surplus of not less than $500 million or its equivalent in foreign currency, whose debt is rated Investment Grade at the time as of which any investment or rollover therein is made.

"Financial Services Company" means a reputable, nationally recognized financial services company offering investing and related services and subject to, governed by and registered under the Securities Exchange Act of 1934, 15 U.S.C. §78, as amended.as well as subject to the Financial Industry Regulatory Authority (FINRA).

"GAAP" means generally accepted accounting principles and practices consistently applied. Accounting terms used in this Agreement but not otherwise expressly defined have the meanings given them by GAAP.

"Investment Grade" means, with respect to a security, that such security is rated at least "Prime-1" (or the then equivalent grade) by Moody's or "A-1" (or the then equivalent grade) by S&P (or, in the event of change in ratings systems, the equivalent of such ratings by S&P or Moody's), or the equivalent rating of another nationally recognized statistical rating organization.

"L/C" means the Commercial L/Cs or the Standby L/Cs, or both, as the context may require.

"Lien" means any voluntary or involuntary security interest, mortgage, pledge, claim, charge, encumbrance, title retention agreement, or third-party interest, covering all or any part of the property of Borrower or any Guarantor.

"Loan" means all the credit facilities described above.

"Loan Documents" means this Agreement, the Note, and all other documents, instruments and agreements required by Bank and executed in connection with this Agreement, the Note, the Loans, and with all other credit facilities from time to time made available to Borrower by Bank.

"Marketable Securities" means: (a) United States government securities with maturities of one year or less; (b) any certificate of deposit maturing not more than 365 days after the date of acquisition issued by, or time deposit of, an Eligible Institution; (c) commercial paper or corporate securities maturing not more than 12 months after the date of acquisition issued by a corporation (other than an Affiliate of the Company) with an Investment Grade rating, at the time as of which any investment therein is made, issued or offered by an Eligible Institution or a Financial Services Company; (d) any bankers' acceptances or money market deposit accounts issued or offered by an Eligible Institution; and (e) any fund investing exclusively in investments of the types described in clauses (a) through (d) above.

"Note" means all the promissory notes described above.

"Other Investments" means (a) United States government securities with maturities beyond one year; (b) state or municipal government or agency securities rated BBB- or better by Standard & Poor's, or Baa3 or better by Moody's; (c) corporate debt which are not convertible to equity and which are rated BBB- or better by Standard & Poor's, or Baa3 or better by Moody's; (d) equity securities not subject to Rule 144/145, exchange traded funds, real estate investments trusts, or American depository receipts which are regularly traded on the New York Stock Exchange, the American Stock Exchange or NASDAQ; (e) commercial paper of domestic corporations rated A2 or higher by Standard & Poor's and Prime 2 or higher by Moody's; (f) certificates of deposit issued by an Eligible Institution (other than Bank) maturing more than 365 days after the date of acquisition issued by such Eligible Institution (other than Bank); (g) money market mutual funds acceptable to Bank in its sole discretion; and (h) domestic mutual funds acceptable to Bank in its sole discretion.

1.3 Borrowing Base. Notwithstanding any other provision of this Agreement, Bank shall not be obligated to advance funds under the Revolving Loan, at any time that Borrower's aggregate obligations to Bank thereunder exceed the sum of (a) eighty percent (80%) of Borrower's Eligible Accounts and (b) fifty percent (50%) of Borrower's Eligible Inventory, not to exceed $5,000,000. If at any time Borrower's obligations to Bank under the referenced facilities exceed the sum so permitted, Borrower shall immediately repay to Bank such excess.

1.3.1 Accounts and Eligible Accounts. The term "Accounts" means all presently existing and hereafter arising accounts receivable, contract rights, chattel paper, and all other forms of obligations owing to Borrower, payable in United States dollars, arising out of the sale or lease of goods, or the rendition of services by Borrower, whether or not earned by performance, and any and all credit insurance, guaranties and other security therefor, as well as all merchandise returned to or reclaimed by Borrower, and Borrower's books and records relating to any of the foregoing.

The term "Eligible Accounts" means those Accounts, net of finance charges, which have been validly assigned to Bank and strictly comply with all Borrower's representations and warranties to Bank, but Eligible Accounts shall not include any Account:

(a) With respect to which the account debtor is an officer, shareholder, director, employee or agent of Borrower;

(b) With respect to which the account debtor is a subsidiary of, related to, or affiliated or has common officers or directors with Borrower;

(c) Relating to goods placed on consignment, guaranteed sale or other terms by reason of which payment by the account debtor may be conditional;

(d) With respect to which the account debtor is located outside the United States or Canada; except for Accounts owed by account debtors located in the Province of Quebec, and an exception for foreign accounts supported by insurance. The insurance company providing credit insurance must be acceptable to the Bank and have an acceptable AM Best Rating or have an investment grade rating by major rating agencies; Bank will be named in the loss payable endorsement on any account prior to advancing on such foreign accounts;

(e) With respect to which the account debtor is a Federal governmental entity or agency, unless Bank, in its sole discretion, has agreed to the contrary in writing and Borrower, if necessary or desirable, has complied with the Federal Assignment of Claims Act of 1940;

(f) With respect to which Borrower is or may become liable to the account debtor for goods sold or services rendered by the account debtor to Borrower;

(g) With respect to which there is asserted a defense, counterclaim, discount or setoff, whether well-founded or otherwise, except for those discounts, allowances and returns arising in the ordinary course of Borrower's business;

(h) With respect to which the account debtor becomes insolvent, fails to pay its debts as they mature or goes out of business, or which is owed by an account debtor which has become the subject of a proceeding under any provision of the United States Bankruptcy Code, as amended, or under any other bankruptcy or insolvency law, including but not limited to assignments for the benefit of creditors, formal or informal moratoriums, compositions or extensions with all or substantially all of its creditors;

(i) Owed by any account debtor with respect to which twenty-five percent (25%) or more of the aggregate dollar amount of its Accounts are not paid within ninety (90) days of the invoice date; with the exception that during the period ending December 31 through February 28, Accounts Receivable owed by account debtors Ace Hardware Corp, TruServ Corp, and Do It Best Corp;

(j) That is not paid by the account debtor within ninety (90) days of the invoice date; with the exception of foreign account receivable supported by insurance; Accounts Receivable owed by account debtor Lowe's Companies, Inc. will be allowed eligible within one hundred twenty (120) days of invoice date; and during the period ending December 31 through February 28 Accounts Receivable owed by account debtors Ace Hardware Corp, TruServ Corp, and Do It Best Corp. will be allowed eligible within one hundred twenty (120) days of invoice date;

(k) That portion of the Accounts owed by any single account debtor which exceeds twenty-five percent (25%) of all Borrower's Accounts; and except for a sixty percent (60%) concentration limit for The Home Depot and a forty percent (40%) concentration limit for Lowe's Companies, Inc.;

(l) With respect to co-op advertising credits and volume discounts; Borrower will provide Bank with an estimated figure covering potential co-op advertising credits and volume discounts which will be deducted from Eligible Accounts; and

(m) Which Bank deems ineligible.

1.3.2 Inventory and Eligible Inventory. The term "Inventory" means all present and hereafter acquired inventory of Borrower wherever located, including but not limited to all present and future goods held for sale or lease or to be furnished under a contract of service and all raw materials, work in progress or materials used or consumed in a business, finished goods and all proceeds and products or any of the foregoing, all guaranties and other security therefor, and all of Borrower's present and future books and records relating thereto (including computer-stored information and all software relating thereto) and all contract rights with third parties relating to the maintenance of any such books, records and information.

The term "Eligible Inventory" means that portion of Borrower's Inventory of raw materials and finished goods consisting of Borrower's main line(s) of business products, which is (a) owned by Borrower free and clear of all Liens except those in favor of Bank, (b) held for sale or lease by Borrower and normally and currently saleable in the ordinary course of Borrower's business, (c) of good and merchantable quality, free from defects, (d) located only at locations of which Bank is notified in writing, and (e) subject to a first priority security interest in favor of Bank. Eligible Inventory does not include work in

process, spare parts, returned items, damaged, defective or recalled items, items unfit for further processing, obsolete or unmerchantable items, items used as salesperson's samples or demonstrators, and a reserve for slow or obsolete Inventory equal to the actual Inventory reserve figure maintained by Borrower for slow and obsolete Inventory, foreign Inventory except for Inventory located in Mexico, or Inventory which Bank otherwise deems ineligible.

1.4 Prepayment. The Loan may be prepaid in full or in part but only in accordance with the terms of the Note, and any such prepayment shall be subject to any prepayment fee provided for therein. In the event of a principal prepayment on any term indebtedness, the amount prepaid shall be applied to the scheduled principal installments due in the reverse order of their maturity on the Loan being prepaid.

1.5 Interest. The unpaid principal balance of the Loan shall bear interest at the rate or rates provided in the Note.

1.6 Upfront Fee. On or before the date of execution of this Agreement, Borrower shall pay to Bank a nonrefundable upfront fee of Twelve Thousand Dollars ($12,000).

1.7 Commitment Fee. On the last calendar day of the third month following the execution of this Agreement and on the last calendar day of each three-month period thereafter, Borrower shall pay to Bank a fee of twenty-five percent (0.25%) per year on the unused portion of the Revolving Loan for the preceding quarter, computed on the basis of a 360-day year for actual days elapsed.

1.8 Balances. Borrower shall maintain its major depository accounts with Bank until all obligations of Borrower to Bank under the Loan Documents have been paid in full.

1.9 Disbursement. Bank shall disburse the proceeds of the Loan as provided in Bank's standard form Authorization(s) to Disburse executed by Borrower.

1.10 Security. Prior to any Loan disbursement, Borrower shall execute one or more security agreements on Bank's standard form, and Bank shall file one or more financing statements in the official records of the appropriate state government and/or any other location required by Bank, granting to Bank a first priority security interest in such of Borrower's property as is described in said security agreement(s). Any exceptions to Bank's first priority Lien are permitted only as provided in this Agreement. At Bank's request, Borrower will obtain executed landlord's and mortgagee's waivers, each on Bank's form, covering all of Borrower's property located on leased or encumbered real property.

SECTION 2. CONDITIONS PRECEDENT

Bank shall not be obligated to disburse all or any portion of the Loans unless at or prior to the time of each such disbursement, the following conditions have been fulfilled to Bank's satisfaction:

2.1 Compliance. Borrower shall have performed and complied with all terms and conditions required by this Agreement to be performed or complied with and shall have executed and delivered to Bank the Note and all other Loan Documents.

2.2 Subordination Agreements. Stauss Family Revocable Trust shall have executed and delivered to Bank their respective agreements, in form satisfactory to Bank, subordinating all of Borrower's indebtedness now or hereafter owing to said persons or entities, to all extensions of credit heretofore or hereinafter granted to Borrower by Bank.
2.3 Authorization to Obtain Credit. Borrower shall have provided Bank with an executed copy of Bank's form Authorization to Obtain Credit, authorizing the execution, delivery and performance of this Agreement and the other Loan Documents. Such resolutions shall also designate the persons who are authorized to act on Borrower's behalf in connection with this Agreement to do the things required of Borrower pursuant to this Agreement.

2.4 Termination Statements. Borrower shall have provided Bank with termination statements authorized by such secured creditors as may be required by Bank, suitable for filing with the Secretary of State in each state designated by Bank.

2.5 Continuing Compliance. At the time any disbursement is to be made and immediately thereafter, there shall not exist any Event of Default (as hereinafter defined) or any event, condition, or act which with notice or lapse of time, or both, would constitute an Event of Default.

SECTION 3. REPRESENTATIONS AND WARRANTIES

Borrower represents and warrants that:

3.1 Business Activity. Borrower's principal business is the design, development and manufacturing and sale of electronic hand tools.

3.2 Affiliates and Subsidiaries. Borrower's affiliates and subsidiaries (those entities in which Borrower has either a controlling interest or a twenty-five percent (25%) or more ownership interest) and their addresses, and the names of the persons or entities owning five percent (5%) or more of the equity interests in Borrower, are as provided on a schedule delivered to Bank on or before the date of this Agreement.

3.3 Organization and Qualification. Borrower is duly organized and existing under the laws of the state of its organization, is duly qualified and in good standing in any jurisdiction where such qualification is required and has the power and authority to carry on the business in which it is engaged and/or proposes to engage.

3.4 Power and Authorization. Borrower has the power and authority to enter into this Agreement and to execute and deliver the Note and all other Loan Documents. This Agreement and all things required by this Agreement and the other Loan Documents have been duly authorized by all requisite action of Borrower.

3.5 Authority to Borrow. The execution, delivery and performance of this Agreement, the Note and all other Loan Documents are not in contravention of any of the terms of any indenture, agreement or undertaking to which Borrower is a party or by which it or any of its property is bound or affected.

3.6 Compliance with Laws. Borrower is in compliance with all applicable laws, rules, ordinances or regulations which materially affect the operations or financial condition of Borrower. Notwithstanding the foregoing sentence, laws, rules, ordinances or regulations pertaining to (A) economic and trade sanctions administered and enforced by the U.S. Department of the Treasury's Office of Foreign Assets Control, (B) anti-money laundering laws,

including the Bank Secrecy Act, as amended and supplemented by Title III of the USA Patriot Act, and (C) anti-corruption and anti-bribery laws including the U.S. Foreign Corrupt Practices Act shall be deemed to materially affect the operations or financial condition of Borrower.

3.7 Title. Except for assets which may have been disposed of in the ordinary course of business, Borrower has good and marketable title to all property reflected in its financial statements delivered to Bank and to all property acquired by Borrower since the date of said financial statements, free and clear of all Liens, except Liens specifically referred to in said financial statements.

3.8 Financial Statements. Borrower's financial statements, including both a balance sheet on September 30, 2022, together with supporting schedules, and an income statement for the nine (6) months ended September 30, 2022, have heretofore been furnished to Bank, are true and complete, and fairly represent Borrower's financial condition for the period covered thereby. Since September 30, 2022, there has been no material adverse change in Borrower's financial condition or operations.

3.9 Litigation. There is no litigation or proceeding pending or threatened against Borrower or any of its property which is reasonably likely to affect the financial condition, property or business of Borrower in a materially adverse manner or result in liability in excess of Borrower's insurance coverage.

3.10 ERISA. Borrower's defined benefit pension plans (as defined in the Employee Retirement Income Security Act of 1974, as amended ("ERISA")), meet, as of the date hereof, the minimum funding standards of Section 302 of ERISA, and no Reportable Event or Prohibited Transaction as defined in ERISA has occurred with respect to any such plan.

3.11 Regulation U. No action has been taken or is currently planned by Borrower, or any agent acting on its behalf, which would cause this Agreement or the Note to violate Regulation U or any other regulation of the Board of Governors of the Federal Reserve System, or to violate the Securities and Exchange Act of 1934, in each case as in effect now or as the same may hereafter be in effect. Borrower is not engaged in the business of extending credit for the purpose of purchasing or carrying margin stock as one of its important activities and, except as may be expressly agreed to and documented between Borrower and Bank, none of the proceeds of the Loan will be used directly or indirectly for such purpose.

3.12 No Event of Default. Borrower is not now in default in the payment of any of its material obligations, and there exists no Event of Default, and no condition, event or act which with notice or lapse of time, or both, would constitute an Event of Default.

3.13 Sanctions. Borrower is not a person (or owned or controlled by a person) listed on the Specially Designated Nationals and Blocked Persons or the Consolidated Sanctions lists maintained by the U.S. Department of the Treasury's Office of Foreign Assets Control, and Borrower has no dealings with, either directly or indirectly, comprehensively sanctioned jurisdictions.

3.14 Continuing Representations and Warranties. The foregoing representations and warranties shall be considered to have been made again at and as of the date of each and every Loan disbursement and shall be true and correct as of each such date.

SECTION 4. AFFIRMATIVE COVENANTS

Until all sums payable pursuant to this Agreement, the Note and the other Loan Documents have been paid in full, unless Bank otherwise consents in writing, Borrower agrees that:

4.1 Use of Proceeds. Borrower will use the proceeds of the Loan only as provided in Section 1 above.

4.2 Payment of Obligations. Borrower will pay and discharge promptly all taxes, assessments and other governmental charges and claims levied or imposed upon it or its property, or any part thereof; **provided, however**, that Borrower shall have the right in good faith to contest any such taxes, assessments, charges or claims and, pending the outcome of such contest, to delay or refuse payment thereof provided that adequately funded reserves are established by it to pay and discharge any such taxes, assessments, charges and claims.

4.3 Maintenance of Existence. Borrower will maintain and preserve its existence, its assets, and all rights, franchises, licenses and other authority necessary for the conduct of its business, and will maintain and preserve its property, equipment and facilities in good order, condition and repair. Bank may, at reasonable times, visit and inspect any of Borrower's properties.

4.4 Records. Borrower will keep and maintain full and accurate accounts and records of its operations in accordance with GAAP and will permit Bank, at Borrower's expense, to have access thereto, to make examination and photocopies thereof, and to make audits of Borrower's accounts and records and Bank's collateral during regular business hours.

4.5 Information Furnished. Borrower will furnish to Bank:

(a) Within forty-five (45) days after the close of each fiscal quarter, except for the final quarter of each fiscal year, and within sixty (60) days after the close of each fiscal year, its unaudited balance sheet as of the close of such fiscal quarter and fiscal year, its unaudited income and expense statement with year-to-date totals and supportive schedules, and its statement of retained earnings for that fiscal quarter and fiscal year, all prepared in accordance with GAAP.

(b) Within one hundred twenty (120) days after the close of each fiscal year, a copy of its statement of financial condition including at least its balance sheet as of the close of such fiscal year and its income and expense statement, and its retained earnings statement for such fiscal year, examined and prepared on an audited basis by independent certified public accountants selected by Borrower and reasonably satisfactory to Bank, in accordance with GAAP along with any management letter provided by such accountants.

(c) Within forty-five (45) days after the close of each fiscal quarter and within one hundred twenty (120) days after the close of each fiscal year, a certification of compliance with all covenants under this Agreement, executed by Borrower's chief financial officer or other duly authorized officer/general partner/member or manager, in form acceptable to Bank.

(d) Prompt written notice to Bank of any Event of Default or breach under any of the terms or provisions of this Agreement or any other Loan Document, any litigation which would have a material adverse effect on Borrower's financial condition, and any other

matter which has resulted in, or is likely to result in, a material adverse change in Borrower's financial condition or operations.

(e) Prior written notice to Bank of any change in Borrower's officers and other senior management, Borrower's name or state of organization, and the location of Borrower's assets.

(f) Within fifteen (15) days after Borrower knows or has reason to know that any Reportable Event or Prohibited Transaction (as defined in ERISA) has occurred with respect to any defined benefit pension plan of Borrower, a statement of an authorized officer of Borrower describing such event or condition and the action, if any, which Borrower proposes to take with respect thereto.

(g) If the Loan is subject to a Borrowing Base, then within fifteen (15) days after the close of each calendar month, a copy of Borrower's detailed monthly accounts receivable and accounts payable aging's and inventory reports and a Borrowing Base Certificate, executed by Borrower's chief financial officer or other duly authorized officer of Borrower, in form acceptable to Bank, accurately reporting the amounts of Borrower's Accounts, Eligible Accounts, Inventory and Eligible Inventory, as the Borrowing Base may require; and

(h) Such other financial statements and information as Bank may reasonably request from time to time.

4.6 Tangible Net Worth. Borrower will at all times maintain Tangible Net Worth of not less than Four Million Five Hundred Thousand Dollars ($4,500,000). "Tangible Net Worth" means Borrower's net worth increased by indebtedness subordinated to Bank and decreased by patents, licenses, trademarks, trade names, goodwill and other similar intangible assets, organizational expenses, security deposits, prepaid costs and expenses and monies due from affiliates (including officers, shareholders and directors).

4.7 Debt to Tangible Net Worth. Borrower will at all times maintain a ratio of total liabilities to Tangible Net Worth of not greater than 3.00:1.0.

4.8 Profitability. Borrower will achieve net profit after taxes of not less than Two Hundred Thousand Dollars ($200,000) for each fiscal year.

4.9 Cash Flow Ratio. Borrower will maintain a ratio of Cash Flow to Debt Service of not less than 1.15:1.0 as of the close of each fiscal year. ""Cash Flow" means net profit after taxes to which depreciation, amortization and other noncash expenses are added and distributions to shareholders are subtracted ("distributions" is defined as seventy five percent (75%) of net profit after taxes) for the twelve (12) month period immediately preceding the date of calculation. "Debt Service" means that portion of long-term liabilities and capital leases coming due within twelve (12) months following the date of calculation.

4.10 Insurance. Borrower will keep all of its insurable property, whether real, personal or mixed, insured by companies approved by Bank, against fire and such other risks, and in such amounts as is customarily obtained by companies conducting similar business with respect to like properties. Borrower will furnish to Bank statements of its insurance coverage, will promptly upon Bank's request furnish other or additional insurance deemed necessary by Bank to the extent that such insurance may be available, and hereby assigns to Bank, as security for

Borrower's obligations to Bank, the proceeds of any such insurance. Prior to any Loan disbursement, Bank will be named loss payee under all policies insuring the collateral. Borrower will maintain adequate worker's compensation insurance and adequate insurance against liability for damage to persons or property. All policies shall require at least thirty (30) days' written notice to Bank before alteration or cancellation.

4.11 Additional Requirements. Upon Bank's demand, Borrower will promptly take such further action and execute all such additional documents and instruments in connection with this Agreement and the other Loan Documents as Bank in its reasonable discretion deems necessary, and promptly supply Bank with such other information concerning its affairs as Bank may request from time to time.

4.12 Litigation and Attorneys' Fees. Upon Bank's demand, Borrower will promptly pay to Bank reasonable attorneys' fees, including the reasonable estimate of the allocated costs and expenses of in-house legal counsel and staff, and all costs and other expenses paid or incurred by Bank in collecting, modifying or compromising the Loan or in enforcing or exercising its rights or remedies created by, connected with or provided for in this Agreement and the other Loan Documents. If any judicial action, arbitration or other proceeding is commenced, only the prevailing party shall be entitled to attorneys' fees and court costs.

4.13 Bank Expenses. Upon Bank's request, Borrower will pay or reimburse Bank for all costs, expenses and fees incurred by Bank in preparing and documenting this Agreement and the Loan, and all amendments and modifications to any Loan Documents, including but not limited to all filing and recording fees, costs of appraisals, insurance and attorneys' fees, including the reasonable estimate of the allocated costs and expenses of in-house legal counsel and staff.

4.14 Insurance. Borrower will keep all of its insurable property, whether real, personal or mixed, insured by companies approved by Bank, against fire and such other risks, and in such amounts as is customarily obtained by companies conducting similar business with respect to like properties. Borrower will furnish to Bank statements of its insurance coverage, will promptly upon Bank's request furnish other or additional insurance deemed necessary by Bank to the extent that such insurance may be available, and hereby assigns to Bank, as security for Borrower's obligations to Bank, the proceeds of any such insurance. Prior to any Loan disbursement, Bank will be named loss payee under all policies insuring the collateral. Borrower will maintain adequate worker's compensation insurance and adequate insurance against liability for damage to persons or property. All policies shall require at least thirty (30) days' written notice to Bank before alteration or cancellation.

4.15 Compliance with Laws. Borrower shall at all times comply with, or cause to be complied with, including through the use of proceeds of the Loan, (i) all laws, statutes, rules, regulations, orders and directions of any governmental authority having jurisdiction over Borrower or Borrower's business including, without limitation, laws, statutes, rules, regulations, orders and directions of any governmental authority pertaining to (A) economic and trade sanctions administered and enforced by the U.S. Department of the Treasury's Office of Foreign Assets Control, (B) anti-money laundering laws, including the Bank Secrecy Act, as amended and supplemented by Title III of the USA Patriot Act, and (C) anti-corruption and anti-bribery laws including the U.S. Foreign Corrupt Practices Act; and (ii) all material agreements to which Borrower is a party

SECTION 5. NEGATIVE COVENANTS

Until all sums payable pursuant to this Agreement, the Note and the other Loan Documents have been paid in full, unless Bank otherwise consents in writing, Borrower agrees that:

5.1 Liens. Borrower will not create, assume or suffer to exist any Lien on any of its property, whether real, personal or mixed, now owned or hereafter acquired, or upon the income or profits thereof, except (a) Liens in favor of Bank, (b) Liens for taxes not delinquent and taxes and other items being contested in good faith, (c) minor encumbrances and easements on real property which do not affect its market value, (d) existing Liens on Borrower's personal property, and (e) future purchase money security interests encumbering only the personal property purchased.

5.2 Borrowings. Borrower will not sell, discount or otherwise transfer any account receivable or any note, draft or other evidence of indebtedness, except to Bank or except to a financial institution at face value for deposit or collection purposes only, and without any fees other than the financial institution's normal fees for such services. Borrower will not borrow any money, become contingently liable to borrow money, or enter any agreement to directly or indirectly obtain borrowed money, except pursuant to agreements with Bank.

5.3 Sale of Assets, Liquidation or Merger. Borrower will not liquidate, dissolve or enter into any consolidation, merger, division, partnership or other combination, or convey, sell or lease all or the greater part of its assets or business, or purchase or lease all or the greater part of the assets or business of another.

5.4 Loans, Advances and Guaranties. Borrower will not, except in the ordinary course of business as currently conducted, make any loans or advances, become a guarantor or surety, or pledge its credit or properties.

5.5 Investments. Borrower will not purchase the debt or equity of another except for (1) savings accounts and certificates of deposit of Bank, (2) direct U.S. Government obligations, (3) commercial paper issued by corporations with Investment Grade rating of Moody's or Standard & Poor's, (4) Marketable Securities, and (5) cash denominated in United States Dollars provided that all of the foregoing investments ("Permitted Investments") shall mature within one (1) year of purchase.

5.6 Redemption of Stock. Borrower will not redeem or retire any share of its capital stock for value.

5.7 Affiliate Transactions. Borrower will not transfer any property to any affiliate, except for value received in the normal course of business and for an amount, including any management or service fee(s), as would be conducted and charged with an unrelated or unaffiliated entity. Borrower will not pay any management fee or fee for services to any affiliate without Bank's prior written consent.

SECTION 6. EVENTS OF DEFAULT

The occurrence of any of the following events ("Events of Default") shall terminate any obligation of Bank to make or continue the Loan and shall automatically, unless otherwise provided under the Note, make all sums of interest and principal and any other amounts owing under the Loan immediately due and payable, without notice of default, presentment or demand for payment, protest or notice of nonpayment or dishonor, or any other notices or demands:

6.1 Borrower shall default in the due and punctual payment of the principal of or the interest on the Note or on any amounts owing under any of the Loan Documents.

6.2 Any default shall occur under the Note.

6.3 Borrower shall default in the due performance or observance of any covenant or condition of the Loan Documents; provided, however, an Event of Default will have occurred only if Borrower shall have failed to bring Borrower back into full compliance with such representation, warranty or default within a ten (10) calendar day period from and including the day on which Borrower first learned, or with reasonable inquiry could have learned, of the facts and events which caused such default.

6.4 Any guaranty or subordination agreement required hereunder shall be breached or becomes ineffective, or any Guarantor or subordinating creditor shall die, disavow or attempt to revoke or terminate such guaranty or subordination agreement.

6.5 There shall be a change in ownership or control of twenty five percent (25%) or more of the issued and outstanding stock or equity interests of Borrower or any Guarantor.

SECTION 7. GENERAL PROVISIONS

7.1 **Additional Remedies.** The rights, powers and remedies given to Bank hereunder shall be cumulative and not alternative and shall be in addition to all rights, powers and remedies given to Bank by law against Borrower or any other person or entity including but not limited to Bank's rights of setoff and banker's lien.

7.2 **Nonwaiver.** Any forbearance or failure or delay by Bank in exercising any right, power or remedy hereunder shall not be deemed a waiver thereof and any single or partial exercise of any right, power or remedy shall not preclude the further exercise thereof. No waiver shall be effective unless it is in writing and signed by an officer of Bank.

7.3 **Inurement.** The benefits of this Agreement and the other Loan Documents shall inure to the successors and assigns of Bank and the permitted successors and assigns of Borrower, but any attempted assignment by Borrower without Bank's prior written consent shall be null and void.

7.4 **Applicable Law.** This Agreement and the other Loan Documents shall be governed by and construed according to the laws of the State of California.

7.5 **Severability.** Should any one or more provisions of this Agreement or any other Loan Document be determined to be illegal or unenforceable, all other provisions of such document shall nevertheless be effective.

7.6 **Controlling Document.** In the event of any inconsistency between the terms of this Agreement and any other Loan Document, the terms of the other Loan Document shall prevail.

7.7 **USA Patriot Act Notice.** Bank is subject to federal laws to help the government fight money laundering and terrorist financing that require Bank to obtain, verify, record, and retain information that identifies Borrower, any guarantor and, when applicable, Borrower's Beneficial Owners. Under federal law, Beneficial Owners for these purposes means any individual or entity holding 25% or more of the direct or indirect equity ownership of Borrower, as well as any individual or entity with significant responsibility to control, manage or direct Borrower (e.g.,

CEO, CFO, COO, President or similar). This information includes the name, address, date of birth, and other information that will allow Bank to identify Borrower, any guarantor and Borrower's Beneficial Owners. At any time, Bank may require this information of Borrower, any guarantor and Borrower's Beneficial Owners (and such other persons or entities as are required by law, regulation or Bank's then applicable "know your customer" requirements). By signing this document, Borrower agrees to promptly provide and consents to Bank obtaining, if necessary, from third parties, any and all information reasonably necessary to identify Borrower, any guarantor and Borrower's Beneficial Owners. It shall be an Event of Default if Borrower fails to provide the information requested by Bank pursuant to this provision within thirty (30) days of such request.

7.8 Construction. The section and subsection headings herein are for convenient reference only and shall not limit or otherwise affect the interpretation of this Agreement.

7.9 Amendments. This Agreement may be amended only in writing signed by all parties hereto.

7.10 Counterparts/Electronic Signatures. This document may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same document. Delivery of a signature page to, or an executed counterpart of, this document by facsimile, email transmission of a scanned image, or other electronic means, shall be effective as delivery of an originally executed counterpart. The words "execution," "signed," "signature," and words of like import in this document shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity, or enforceability as a manually executed signature or the use of a paper-based record keeping system, as the case may be, to the extent and as provided for in any applicable law, including, without limitation, Electronic Signatures in Global and National Commerce Act, any other similar state laws based on the Uniform Electronic Transactions Act or the Uniform Commercial Code, and the parties hereto hereby waive any objection to the contrary.

7.11 Notices. Any notices or other communications provided for or allowed hereunder shall be effective only when given by one of the following methods and addressed to the parties at their respective addresses and shall be considered to have been validly given (a) upon delivery, if delivered personally, (b) upon receipt, if mailed, first class postage prepaid, with the United States Postal Service, (c) on the next business day, if sent by overnight courier service of recognized standing, or (d) upon telephoned confirmation of receipt, if telecopied or e-mailed. The addresses to which notices or demands are to be given may be changed from time to time by notice delivered as provided above.

7.12 Integration Clause. Except for the other Loan Documents, this Agreement constitutes the entire agreement between Bank and Borrower regarding the Loan, and all prior oral or written communications between Borrower and Bank shall be of no further effect or evidentiary value.

THIS AGREEMENT is executed on behalf of the parties by their duly authorized representative(s) as of the date first above written.

Zircon Corporation

By: ______________________

John R. Stauss

Title: CEO/ President

Address:

1580 Dell Avenue
Campbell, CA 95008

Attention: John R. Stauss
Telecopier: (408) 866-9230
Telephone: (408) 866-8600

MUFG UNION BANK, N.A.

By: ______________________

Steve Ayyar

Title: Director

Address

99 Almaden Blvd
San Jose, CA 95113

Attention: Steve Ayyar
Telecopier: (408) 280-7163
Telephone: (408) 279-7732